APEX RESOURCES, INC.

150 S. Los Robles Avenue, Suite 650

Pasadena, California 91101

June 11, 2018

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Katherine Bagley, Esq.

Re: Apex Resources, Inc.

Post-Effective Amendment to Form S-1

Filed February 13, 2018

Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017

Filed February 13, 2018

File No. 333-207109

Dear Ms. Bagley:

We are responding to the comment letter dated February 26, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding certain periodic reports filed by Apex Resources, Inc. (the “Company”). The Staff’s comments are set forth in full below (in italics) and the Company’s responses are indicated below each such numbered comment.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended June 30, 2017

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

1. We note your response to comment 8. Based on the disclosures within this audit opinion and the revisions you made to Item 9A, it appears your internal controls over financial reporting (“ICFR”) were audited by your independent registered public accountant as of June 30, 2017. Please confirm to us that Kirtane & Pandit LLP audited your ICFR as of June 30, 2017. If so, please address the following:

•	Please revise your disclosures within Item 9A of your Form 10-K to include the statement required by Item 308(a)(4) of Regulation S-K.

•	Please revise your Form 10-K to include in an appropriate location the attestation report of your registered public accounting firm regarding the effectiveness of your ICFR. Refer to Item 308(b) of Regulation S-K and the guidance in paragraphs 85-88 of the PCAOB’s Auditing Standard 2201.

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We note that your audit opinion currently states that the auditors’ report on internal control over financial reporting is dated June 30, 2017. Please revise this disclosure within your audit opinion, and if necessary also revise your auditor’s report regarding the effectiveness of your ICFR, to comply with paragraph 89 of the PCAOB’s Auditing Standard 2201.

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Given the material weaknesses in your ICFR that are disclosed under Item 9A of your Form 10-K, please ensure your auditor’s report regarding the effectiveness of your ICFR expresses an adverse opinion, and revise the disclosure in your audit opinion that currently states your auditor expressed an unqualified opinion on your ICFR. Refer to paragraphs 90-92 of the PCAOB’s Auditing Standard 2201.

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Please make conforming changes to the disclosures in your post-effective amendment filed February 13, 2018, as applicable, including the risk factor disclosure on page 12.

The Company confirms that Kirtane & Pandit LLP (“K&P”), the Company’s independent registered public accountant, did not audit the Company’s internal controls over financial reporting (“ICFR”) as of June 30, 2017 or any other period. As a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, the Company is relying upon the exemption provided from the requirement of auditor attestation to, and report on, management’s assessment of its ICFR, pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended.

The Company underwent a change of control on or about March 23, 2018 and new management assumes that statements made in Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “2017 10-K”), and the report of K&P contained therein, which were filed before the change in management, were clerical errors. The Company intends to file Amendment No. 3 to its 2017 10-K (“Amendment No.3”) not later than June 12, 2018, in which, among other things, (i) the Company intends to correct the disclosure in Item 9A accordingly and (ii) K&P will include a currently dated signed report that does not contain any reference to an audit of the Company’s ICFR. Conforming and corresponding changes consistent with the foregoing will be made in other places in Amendment No.3, as appropriate.

With respect to the Staff’s request that the Company make conforming changes to the disclosures in the Company’s Post-Effective Amendment No.10 (“Post-Effective Amendment No.10) to its Registration Statement on Form S-1 (the “S-1”), please note that on May 24, 2018 the Company filed with the Commission (i) a letter (known as an “AW” filing) withdrawing all previously filed post-effective amendments to the S-1, including without limitation Post-Effective Amendment No.10; and (ii) Post-Effective Amendment No.11 to the S-1 (“Post-Effective Amendment No.11”), deregistering 920,000 unsold shares under the S-1 and terminating the S-1. The Staff declared Post-Effective Amendment No.11 effective on May 30, 2018. As a result of the foregoing, the Company respectfully suggests that no further action is required by the Company in respect of the Staff’s comment as it pertains to the making of conforming changes to the disclosures in the S-1.

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Notes to the Audited Financial Statements

Note 3: Going Concern, page 29

2. We note your revision in response to comment 10. As previously requested, please revise your disclosure to clearly state there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Similarly, revise your notes to the interim financial statements to address this issue. Please apply this comment to the disclosures in your post-effective amendment filed February 13, 2018.

The Company intends to disclose in appropriate places in Amendment No.3, including “Item 7. Management’s Discussion and Analysis of Results of Operations – Liquidity and Capital Resources” and Note 3 to the Notes to the Audited Financial Statements, that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were issued. The auditor’s report to be filed with Amendment No.3 will also contain similar disclosure.

Additionally, based on the Staff’s comment that the Company should “revise your notes to the interim financial statements to address this issue”, the Company has decided also to amend its Quarterly Reports on Form 10-Q for the periods ended September 30, 2017 and December 31, 2017, accordingly. The Company intends to make these amended filings on or before June 12, 2018.

Furthermore, the Company is aware that it has not yet filed its Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “2018 Q3 10-Q”). It is the Company’s intention to work expeditiously to prepare and file this report as soon as practical after the filing of Amendment No.3 and the amended quarterly reports referred to herein. The Company intends to disclose in appropriate places in the 2018 Q3 10-Q that there is substantial doubt about the Company’s ability to continue as a going concern, consistent with the disclosure to be contained in Amendment No.3.

With respect to the Staff’s comment on this matter as it pertains solely to the S-1, for the reason stated in the last paragraph to its response to Comment No.2 above, the Company respectfully suggests that no further action is required by the Company in respect of the Staff’s comment as it pertains to the making of conforming changes to the disclosures in the S-1.

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Item 9A. Controls and Procedures, page 32

3. Based on your response to comments 8, 9 and 10, it does not appear that all material information required to be included in your Form 10-K was reported within the time periods specified by us. As such, please revise your disclosure to state that your disclosure controls and procedures were ineffective as of June 30, 2017.

The Company intends to disclose in Item 9A to Amendment No.3, under the caption “Evaluation of Disclosure Controls and Procedures”, that the Company’s disclosure controls and procedures were not effective as of June 30, 2017 because of the material weaknesses discussed in detail in response to such Item. The Company intends to make certain other conforming changes to this subsection so that the revised disclosure is consistent with the rest of its disclosure in response to Item 9A.

If you have any questions or comments with respect to the foregoing, please feel free to call Lance Jon Kimmel at SEC Law Firm, our outside counsel, at (310) 557-3059.

Very truly yours,

/s/ Jeff Bodnar
Jeff Bodnar
Chief Executive Officer

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